Exhibit 99.2

Project Moose Presentation 2026 Strictly Private and Confidential Financing America’s Mineral Security

Corporate Presentation 2 Disclaimer Strictly Private and Confidential GENERAL: THIS PRESENTATION IS BEING FURNISHED SOLELY FOR THE PURPOSE OF CONSIDERING A POTENTIAL PRIVATE PLACEMENT OF SECURITIES (THE “PIPE FINANCING”) INVOLVING THE METALS ROYALTY COMPANY INC. (THE “COMPANY”), AND FOR NO OTHER PURPOSE. THIS PRESENTATION IS FOR INFORMATIONAL PURPOSES ONLY AND IS BEING PROVIDED TO YOU SOLELY IN YOUR CAPACITY AS A POTENTIAL INVESTOR IN CONSIDERING AN INVESTMENT IN THE COMPANY. BY ACCEPTING THIS PRESENTATION, THE RECIPIENT ACKNOWLEDGES AND AGREES THAT ALL OF THE INFORMATION CONTAINED HEREIN IS CONFIDENTIAL, THAT THE RECIPIENT WILL DISTRIBUTE, DISCLOSE AND USE SUCH INFORMATION ONLY FOR SUCH PURPOSE AND THAT THE RECIPIENT SHALL NOT DISTRIBUTE, DISCLOSE OR USE SUCH INFORMATION IN ANY WAY DETRIMENTAL TO THE COMPANY. THIS PRESENTATION WILL NOT BE, AND IS NOT INTENDED TO BE, MADE AVAILABLE TO THE PUBLIC IN ANY JURISDICTION OF CANADA. ANY SECURITIES OF THE COMPANY TO BE OFFERED IN THE PIPE FINANCING CONTEMPLATED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR ANY APPLICABLE STATE, PROVINCIAL OR FOREIGN SECURITIES LAWS. ANY SECURITIES TO BE OFFERED IN THE PIPE FINANCING CONTEMPLATED HEREBY HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES EXCHANGE COMMISSION (THE “SEC”), ANY STATE OR PROVINCIAL SECURITIES COMMISSION OR OTHER UNITED STATES, CANADIAN OR FOREIGN REGULATORY AUTHORITY, AND WILL BE OFFERED AND SOLD SOLELY IN RELIANCE ON THE EXEMPTION FROM THE REGISTRATION REQUIREMENTS PROVIDED BY THE SECURITIES ACT AND RULES AND REGULATIONS PROMULGATED THEREUNDER (INCLUDING REGULATION D), REGULATION S UNDER THE SECURITIES ACT OR IN RELIANCE ON EXEMPTIONS FROM THE APPLICABLE CANADIAN PROSPECTUS REQUIREMENTS. THE PIPE FINANCING WILL BE OFFERED AND SOLD ONLY TO “QUALIFIED INSTITUTIONAL BUYERS” (AS DEFINED IN RULE 144A UNDER THE SECURITIES ACT) AND INSTITUTIONAL “ACCREDITED INVESTORS” (AS DEFINED IN RULE 501(A)(1), (2), (3) OR (7) PROMULGATED UNDER THE SECURITIES ACT) OR TO INVESTORS DULY QUALIFIED FOR A PROSPECTUS EXEMPTION UNDER APPLICABLE CANADIAN SECURITIES LAWS. THIS PRESENTATION DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY IN ANY STATE, PROVINCE OR OTHER JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH STATE, PROVINCE OR JURISDICTION. BEFORE YOU INVEST YOU SHOULD UNDERTAKE YOUR OWN DILIGENCE. FORWARD-LOOKING STATEMENTS: THIS PRESENTATION CONTAINS “FORWARD-LOOKING STATEMENTS” WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 OR “FORWARD-LOOKING INFORMATION” WITHIN THE MEANING OF APPLICABLE CANADIAN SECURITIES LAWS (COLLECTIVELY, “FORWARD-LOOKING STATEMENTS”), INCLUDING, WITHOUT LIMITATION, STATEMENTS RELATING TO THE PROPOSED ACQUISITION OF INTERESTS IN THE MESABI METALLICS PROJECT AND ANY RELATED TRANSACTIONS (THE “PROPOSED TRANSACTION”), THE EXPECTED TIMING, STRUCTURE AND COMPLETION THEREOF, THE ANTICIPATED BENEFITS OF THE PROPOSED TRANSACTION, INCLUDING EXPECTED ROYALTY REVENUES, CASH FLOWS, NET PRESENT VALUE AND STRATEGIC POSITIONING, THE PROJECTED PRODUCTION, DEVELOPMENT TIMELINES, PERMITTING, FINANCING AND EXPECTED FIRST PRODUCTION OF UNDERLYING PROJECTS, INCLUDING NORI AND MESABI, THE COMPANY’S EXPECTED FUTURE FINANCIAL PERFORMANCE ON A PRO FORMA BASIS FOLLOWING THE PROPOSED TRANSACTION, AND OTHER PROJECTIONS REGARDING MINE LIFE, EXPANSION POTENTIAL, COMMODITY DEMAND AND OPERATING PERFORMANCE. SUCH STATEMENTS CAN BE IDENTIFIED BY THE FACT THAT THEY DO NOT RELATE STRICTLY TO HISTORICAL OR CURRENT FACTS AND MAY BE IDENTIFIED BY WORDS SUCH AS “WILL,” “MAY,” “COULD,” “SHOULD,” “EXPECT,” “ANTICIPATE,” “ESTIMATE,” “PROJECT,” “INTEND,” “PLAN,” “BELIEVE,” “POTENTIAL,” AND SIMILAR EXPRESSIONS. FORWARD-LOOKING STATEMENTS ARE SUBJECT TO KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES AND POTENTIALLY INACCURATE ASSUMPTIONS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE EXPRESSED OR IMPLIED, INCLUDING, WITHOUT LIMITATION, RISKS THAT THE PROPOSED TRANSACTION MAY NOT BE COMPLETED ON THE ANTICIPATED TERMS OR AT ALL, THAT THE COMPANY MAY NOT REALIZE THE EXPECTED BENEFITS, INCLUDING PROJECTED REVENUES OR CASH FLOWS, FROM THE PROPOSED TRANSACTION, THAT UNDERLYING PROJECTS, INCLUDING NORI, MAY NOT BE DEVELOPED, FINANCED, PERMITTED OR OPERATED AS EXPECTED, THAT REQUIRED REGULATORY APPROVALS OR PERMITS MAY BE DELAYED OR NOT OBTAINED, THAT FINANCING MAY NOT BE AVAILABLE ON ACCEPTABLE TERMS OR AT ALL, THAT COMMODITY PRICES MAY FLUCTUATE MATERIALLY, THAT CAPITAL AND OPERATING COSTS MAY BE HIGHER THAN EXPECTED, THAT DEVELOPMENT TIMELINES MAY BE DELAYED, THAT THE COMPANY’S COUNTERPARTIES, OPERATORS OR PARTNERS, INCLUDING THE METALS COMPANY (“TMC”), MAY FAIL TO PERFORM THEIR OBLIGATIONS, THAT GEOLOGICAL, TECHNICAL OR METALLURGICAL ASSUMPTIONS MAY PROVE INCORRECT, THAT THE COMPANY’S LIMITED OPERATING HISTORY AND RELIANCE ON THIRD-PARTY PROJECT DEVELOPERS MAY ADVERSELY AFFECT OUTCOMES, THAT INFORMATION RELATING TO NORI IS DERIVED FROM PUBLICLY AVAILABLE DISCLOSURES OF TMC THAT HAVE NOT BEEN INDEPENDENTLY VERIFIED BY THE COMPANY, THAT GLOBAL ECONOMIC, FINANCIAL AND GEOPOLITICAL CONDITIONS, INCLUDING INFLATION, INTEREST RATES, SUPPLY CHAIN DISRUPTIONS, TRADE RESTRICTIONS OR CONFLICTS, MAY IMPACT THE COMPANY’S BUSINESS, AND OTHER RISKS DESCRIBED IN THE COMPANY’S FILINGS WITH THE SEC. ANY FORWARD-LOOKING STATEMENTS SPEAK ONLY AS OF THE DATE OF THIS PRESENTATION, AND THE COMPANY UNDERTAKES NO OBLIGATION TO UPDATE SUCH STATEMENTS EXCEPT AS REQUIRED BY LAW. MANAGEMENT’S ESTIMATES AND USE OF DATA: CERTAIN INFORMATION CONTAINED IN THIS PRESENTATION, INCLUDING FORECASTS AND EXPECTATIONS RELATING TO THE PROPOSED TRANSACTION AND THE COMPANY’S PRO FORMA PERFORMANCE, IS BASED ON INTERNAL MANAGEMENT ESTIMATES, MODELS AND ASSUMPTIONS, AS WELL AS THIRD-PARTY DATA AND REPORTS, INCLUDING ESTIMATES OF ROYALTY REVENUE AND CASH FLOW ATTRIBUTABLE TO THE PROPOSED TRANSACTION, ASSUMPTIONS REGARDING PRODUCTION LEVELS, TIMING AND RAMP-UP OF THE MESABI AND NORI PROJECTS, EXPECTED DEVELOPMENT AND EXPANSION SCENARIOS, AND ANTICIPATED MARKET CONDITIONS. WHILE THE COMPANY BELIEVES THESE ASSUMPTIONS AND SOURCES ARE REASONABLE, THEY ARE INHERENTLY SUBJECT TO SIGNIFICANT UNCERTAINTIES AND CONTINGENCIES, MANY OF WHICH ARE BEYOND THE COMPANY’S CONTROL, INCLUDING THE PERFORMANCE OF THIRD-PARTY OPERATORS AND THE ACCURACY OF THIRD-PARTY DISCLOSURES, INCLUDING THOSE OF TMC WITH RESPECT TO NORI, AND SUCH ASSUMPTIONS MAY PROVE TO BE INCORRECT. IF SUCH ASSUMPTIONS ARE INACCURATE OR IF UNDERLYING CONDITIONS CHANGE, THE ANTICIPATED BENEFITS OF THE PROPOSED TRANSACTION AND RELATED PROJECTIONS MAY NOT BE REALIZED AND COULD DIFFER MATERIALLY FROM THOSE PRESENTED HEREIN. CERTAIN TECHNICAL AND SCIENTIFIC INFORMATION RELATING TO MINERAL PROJECTS REFERENCED IN THIS PRESENTATION, INCLUDING THOSE UNDERLYING THE PROPOSED TRANSACTION, HAS BEEN DERIVED, IN PART, FROM UNPUBLISHED STUDIES AND REPORTS PREPARED IN ACCORDANCE WITH CANADIAN NATIONAL INSTRUMENT 43-101 (“NI 43-101”) AND OTHER APPLICABLE STANDARDS AND MAY INCLUDE RESOURCE ESTIMATES, PRODUCTION ASSUMPTIONS, MINE LIFE PROJECTIONS AND ECONOMIC ANALYSES THAT FORM THE BASIS OF CERTAIN PROJECTIONS CONTAINED HEREIN. SUCH DISCLOSURE MAY NOT BE COMPARABLE TO, AND HAS NOT BEEN PREPARED IN ACCORDANCE WITH, THE REQUIREMENTS OF SUBPART 1300 OF REGULATION S-K (“S-K 1300”) UNDER U.S. SECURITIES LAWS, AND INVESTORS SHOULD NOT ASSUME THAT MINERAL RESOURCES OR RESERVES REPORTED UNDER NI 43-101 STANDARDS WOULD BE REPORTED OR PRESENTED IN THE SAME MANNER UNDER S-K 1300 OR THAT SUCH RESOURCES WOULD BE ECONOMICALLY OR LEGALLY EXTRACTABLE. ALL INFORMATION RELATING TO THE NORI PROJECT HAS BEEN DERIVED FROM PUBLICLY AVAILABLE DOCUMENTS FILED BY TMC, INCLUDING TECHNICAL REPORTS AND OTHER DISCLOSURES, AND HAS NOT BEEN INDEPENDENTLY REVIEWED, VERIFIED OR VALIDATED BY THE COMPANY. THE COMPANY WILL PUBLICLY FILE S-K 1300 REPORTS FOLLOWING THE CLOSING OF THE PIPE FINANCING AND THE DISCLOSURE HEREIN IS QUALFIED IN ITS ENTIRETY BY REFERNCE TO SUCH REPORTS ONCE FILED. USE OF PROJECTIONS; FINANCIAL, CAPACITY AND PRODUCTION TARGETS: THIS PRESENTATION CONTAINS PROJECTED FINANCIAL, PRODUCTION AND OPERATING INFORMATION, INCLUDING PRO FORMA ROYALTY REVENUE PROJECTIONS, ESTIMATED ANNUAL REVENUE RANGES ASSOCIATED WITH THE PROPOSED TRANSACTION, PROJECTED PRODUCTION VOLUMES, CAPACITY EXPANSION SCENARIOS, MINE LIFE ESTIMATES AND NET PRESENT VALUE AND OTHER MODEL-DERIVED METRICS, WHICH ARE BASED ON INTERNAL MANAGEMENT MODELS AND ASSUMPTIONS, INCLUDING, WITHOUT LIMITATION, COMMODITY PRICES, PRODUCTION PROFILES, CAPITAL EXPENDITURES, OPERATING COSTS, DEVELOPMENT TIMING AND OTHER FACTORS RELATING TO THE PROPOSED TRANSACTION AND THE UNDERLYING ASSETS, INCLUDING INFORMATION RELATING TO NORI DERIVED FROM PUBLICLY AVAILABLE DISCLOSURES OF TMC. SUCH PROJECTIONS ARE PROVIDED FOR ILLUSTRATIVE PURPOSES ONLY AND SHOULD NOT BE RELIED UPON AS NECESSARILY INDICATIVE OF FUTURE RESULTS, AND THE REALIZATION OF SUCH PROJECTIONS IS SUBJECT TO NUMEROUS RISKS AND UNCERTAINTIES, INCLUDING THE RISK THAT THE PROPOSED TRANSACTION IS NOT COMPLETED, THAT DEVELOPMENT PLANS CHANGE, THAT PERMITTING OR CONSTRUCTION IS DELAYED, THAT FINANCING IS NOT OBTAINED, OR THAT MARKET CONDITIONS DIFFER FROM THOSE ASSUMED. ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE REFLECTED IN SUCH PROJECTIONS, AND THE INCLUSION OF SUCH PROJECTIONS IN THIS PRESENTATION SHOULD NOT BE REGARDED AS A REPRESENTATION THAT SUCH RESULTS WILL BE ACHIEVED. THE COMPANY’S INDEPENDENT AUDITORS HAVE NOT AUDITED, REVIEWED, COMPILED OR PERFORMED ANY PROCEDURES WITH RESPECT TO SUCH PROJECTIONS AND DO NOT EXPRESS ANY OPINION OR PROVIDE ANY ASSURANCE WITH RESPECT THERETO. CANADIAN SECURITIES LAWS: CANADIANS ARE BEING PROVIDED THIS PRESENTATION IN RELIANCE ON EXEMPTIONS FROM THE APPLICABLE CANADIAN PROSPECTUS REQUIREMENTS FOR “ACCREDITED INVESTORS”, AS THAT TERM IS DEFINED IN CANADA. BY ACCEPTING THIS PRESENTATION, YOU REPRESENT AND WARRANT TO THE COMPANY THAT YOU ARE, AS OF THE DATE OF YOUR ACCEPTANCE OF THIS PRESENTATION, AN “ACCREDITED INVESTOR”. THE COMPANY IS NOT A REPORTING ISSUER IN ANY PROVINCE OR TERRITORY OF CANADA, AND THUS CAN ONLY OFFER SECURITIES IN RELIANCE ON APPLICABLE EXEMPTIONS FROM THE PROSPECTUS REQUIREMENTS OF APPLICABLE CANADIAN SECURITIES LAWS. ANY PROSPECTIVE PURCHASER OF THE COMPANY’S SECURITIES UNDERSTANDS THAT IT MAY NOT BE ABLE TO RESELL THOSE SECURITIES EXCEPT IN ACCORDANCE WITH LIMITED EXEMPTIONS AVAILABLE UNDER APPLICABLE CANADIAN SECURITIES LAWS, AND THAT THE PROSPECTIVE PURCHASER IS SOLELY RESPONSIBLE FOR (AND THE COMPANY IS NOT IN ANY WAY RESPONSIBLE FOR) THE COMPLIANCE WITH APPLICABLE RESALE RESTRICTIONS. PURCHASERS OF SECURITIES IN CANADA MAY HAVE STATUTORY RIGHTS OF ACTION FOR DAMAGES OR RESCISSION IN THE EVENT THAT THE FOREGOING PRESENTATION IS DEEMED TO BE AN OFFERING MEMORANDUM PURSUANT TO SECURITIES LEGISLATION IN THE APPLICABLE PROVINCE OR TERRITORY OF CANADA IN CONNECTION WITH A SALE OF SECURITIES. THESE REMEDIES, OR NOTICE WITH RESPECT THERETO, MUST BE EXERCISED, OR DELIVERED, AS THE CASE MAY BE, BY THE PURCHASER WITHIN THE TIME LIMITS PRESCRIBED BY THE APPLICABLE SECURITIES LEGISLATION. PURCHASERS SHOULD REFER TO THE APPLICABLE SECURITIES LEGISLATION FOR THE COMPLETE TEXT OF THESE RIGHTS OR CONSULT WITH A LEGAL ADVISOR. “MISREPRESENTATION” MEANS AN UNTRUE STATEMENT OF A MATERIAL FACT OR AN OMISSION TO STATE A MATERIAL FACT THAT IS REQUIRED TO BE STATED OR THAT IS NECESSARY TO MAKE A STATEMENT NOT MISLEADING IN LIGHT OF THE CIRCUMSTANCES IN WHICH IT WAS MADE. INDUSTRY AND MARKET DATA: THIS PRESENTATION INCLUDES INDUSTRY AND MARKET DATA, INCLUDING COMMODITY PRICING ASSUMPTIONS, DEMAND FORECASTS AND SUPPLY PROJECTIONS, WHICH UNDERPIN CERTAIN PROJECTIONS RELATING TO THE PROPOSED TRANSACTION AND THE COMPANY’S EXPECTED FUTURE PERFORMANCE, AND SUCH DATA IS DERIVED FROM THIRD-PARTY SOURCES AS WELL AS INTERNAL ESTIMATES AND RESEARCH. WHILE THE COMPANY BELIEVES SUCH DATA TO BE RELIABLE, IT HAS NOT BEEN INDEPENDENTLY VERIFIED AND INVOLVES A NUMBER OF ASSUMPTIONS AND LIMITATIONS, INCLUDING ASSUMPTIONS REGARDING FUTURE MARKET CONDITIONS, REGULATORY FRAMEWORKS AND TECHNOLOGICAL DEVELOPMENTS, AND ACCORDINGLY NO REPRESENTATION OR WARRANTY IS MADE AS TO THE ACCURACY OR COMPLETENESS OF SUCH DATA, AND UNDUE RELIANCE SHOULD NOT BE PLACED THEREON. NO REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, IS MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED HEREIN, AND NOTHING CONTAINED IN THIS PRESENTATION IS, OR SHALL BE RELIED UPON AS, A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY OR THE PROPOSED TRANSACTION. THIS PRESENTATION IS FOR INFORMATIONAL PURPOSES ONLY AND DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES, AND ANY SUCH OFFER WILL BE MADE ONLY PURSUANT TO DEFINITIVE OFFERING DOCUMENTS. RECIPIENTS SHOULD CONDUCT THEIR OWN INDEPENDENT INVESTIGATION AND ANALYSIS OF THE COMPANY, THE PROPOSED TRANSACTION AND THE UNDERLYING PROJECTS, INCLUDING THE ASSOCIATED RISKS, AND SHOULD CONSULT THEIR OWN ADVISORS WITH RESPECT TO LEGAL, TAX, REGULATORY, FINANCIAL AND ACCOUNTING MATTERS.

Corporate Presentation 3 TMCR Transformational, Tone Setting Acquisition Strictly Private and Confidential Iron Ore royalty underwrites NAV accretion strategy and provides right-hand skew. 1 (1) Export-Import Bank of the United States (EXIM), "EXIM Powers America's Energy Dominance Agenda Unlocking Nearly $30 Billion in Indo-Pacific Financing", March 17, 2026. All numbers shown USD unless otherwise stated.

NORI Royalty

Clarion-Clipperton Zone

Strictly Private and Confidential

PROGRESS AND UPCOMING CATALYST

Completed Milestones

- ✓ **Apr 2025: Trump Executive Order** directs expedited NOAA permitting and DoD/DoE assessment of nodule-derived minerals for national stockpile
- ✓ **Aug 2025: PFS and Initial Assessment published,** $5.5B and $18.1B NPV respectively, $23.6B combined, Q4 2027 est. first production
- ✓ **Jan 2026: NOAA modernises DSHMRA regulations,** consolidating exploration and commercial recovery into a single application process
- ✓ **Mar 2026: NOAA confirms substantial compliance** for TMC USA's consolidated application, full technical and environmental review underway

Upcoming Catalysts

- ❑ **NOAA full technical and environmental review** of consolidated application
- ❑ **Feasibility study completion** and commercial recovery permit decision
- ❑ **Construction mobilization** and offshore system deployment with Allseas
- ❑ **Q4 2027: TMC FORECAST INITIAL PRODUCTION**

Assumptions:

(NORI Royalty is subject to repurchase rights and other risks that could result in a range of revenue scenarios. See the Royalty Agreement filed by the TMC under Form 8-K on February 21, 2023)

0.5% GORR Case: *Assumes repurchase rights are exercised prior to production*

2.0% GORR Case[2]: *Fixed-rate 2.0% GORR, assumes no repurchase rights exercised*

INDICATIVE STEADY STATE ROYALTY REVENUE[1]



312
234
78
77
58
19
0.5% GORR Case
2.0% GORR Case
12Mt (PFS)
40Mt (IA)

1. Before Tax Royalty Revenue.; March 2026 consensus commodity prices: Ni: $8.35/lb, Cu: $4.78/lb, Co: $18.90/lb, Manganese Silicate: $545/lb. 12Mt shows average revenue from NORI-D averaged between 2031 and 2040; 40Mt is illustrative only. 2. See the Company's risk factors, including those regarding the repurchase rights in the Company's Prospectus filed on form F-1 with the SEC on April 7, 2026. See applicable forward-looking and technical disclosure disclaimer at the beginning of this presentation. All financial projections, including pro forma royalty revenue, are forward-looking and derived from internal management models based on numerous assumptions, including commodity prices, production profiles, capital expenditures, and operating costs. These projections are inherently uncertain and not guarantees of future performance. All numbers shown USD unless otherwise stated.

Corporate Presentation 4

Corporate Presentation 5 A Standout Resource Strictly Private and Confidential Source: Bloomberg; “S-K 1300 NORI Area D Technical Report”, dated August 4, 2025 prepared for TMC the metals company Inc. and available on their EDGAR profile; “Technical Report Summary—Initial Assessment of TOML and NORI Properties, Clarion-Clipperton Zone”, dated August 4, 2025 prepared for TMC the metals company Inc. and available on their EDGAR profile; see slide 18 of this presentation “NORI Royalty Overview” for category and grade breakdown TLO PNRL SAMPALA HZM (MJN+ETL) CML NICU SRL TN BSX BRVO CNC FPX GIGA TMC (NORI) 0.0% 0.5% 1.0% 1.5% 2.0% 2.5% 3.0% 3.5% – 500 1,000 1,500 2,000 2,500 3,000 3,500 Grade, Ni Equivalent (%) Resource Size, milliions of metric tonnes (Mt) Average NiEq Grade: 1.15% Average Resource Size: 886Mt Bubble size reflects Ni equivalent resource NORI combines exceptional scale with above-average nickel-equivalent grade.

Corporate Presentation 6 Strictly Private and Confidential Impact on American Supply 1Mt 232% - 0.5 1.0 1.5 2.0 2.5 3.0 Mt Manganese US Domestic Supply US Imports TMC Production 13kt 64% - 2 4 6 8 10 12 14 Kt Cobalt US Domestic Supply US Imports TMC Production 240kt 44% - 50 100 150 200 250 300 Kt Nickel US Domestic Supply US Imports TMC Production 1.9Mt 4% - 0.3 0.6 0.9 1.2 1.5 1.8 2.1 Mt Copper US Domestic Supply US Imports TMC Production Source: United States Geological Survey. Mineral Commodity Summaries 2025 Version 1.2. Note: US domestic supply include secondary production . TMCR production based 2031 production at 12Mt NORI could supply a meaningful share of forecast U.S. critical mineral shortfalls across multiple battery metals.

Corporate Presentation 7 Mesabi Royalty Strictly Private and Confidential World-Class Asset in Tier 1 Jurisdiction: • Estimated to be one of the lowest cost pellet producers in North America with 23+ year mine life1 • Significant potential to double the reserves within the next decade • Iron ore pellets produced using a standard low-risk processing technology • Strategically located in the Minnesota Iron Range with established infrastructure and access to key North American transportation networks, supporting efficient delivery to domestic and international markets Exposure to Green Steel Transition Through Quality DR-Grade Pellets: • Global demand for DR-grade pellets is expected to grow by +140% (4% CAGR) by 20502, driven by transition to lower-carbon steelmaking processes; DR-grade pellets are critical for decarbonization of the steel industry • Sole merchant supplier of DR-grade pellets in the United States with limited risks of new entries due to only a finite number of ore bodies existing globally to economically produce DR-grade pellets Significant Investment and Accomplished Team with Deep Sector Experience: • Over $2.5B invested until Q3 2026 startup, making it one of Minnesota’s largest private sector projects • Strong support from Essar Group, a leading global conglomerate, which has successfully built and operated three pellet plants of similar capacity • Experienced operational team has an extensive track record, intimate project understanding and strong networks in the local community Strong Stakeholder Support: • US EXIM Bank announced its support up to $10 billion for the development of the project as part of nearly $30 billion in strategic Indo-Pacific deals to strengthen American supply chain security • $520 million senior secured facility closed with Breakwall Capital to advance project toward Q3 2026 commercial operations • Employment potential of up to 350 new jobs Minnesota, USA Corporate Presentation 7 1 1 DRA Americas - SK-1300 Technical Report Summary – Mesabi Metallic Project (2026), which TMCR expects to file with the SEC upon closing of the transaction. 2 Wood Mackenzie forecasts. All numbers shown USD unless otherwise stated. Mesabi Royalty Overview Existing Royalty 4.0% Index-Priced Gross Overriding Production Royalty ("GOPR") with a Revenue Floor TMCR is acquiring 25% of the royalty Operator Mesabi Metallics Product DR-grade Iron Ore Pellets Est. Start Date Construction nearing completion; production commencing mid-2026 Mine Life 23+ years1

Corporate Presentation 8 Mesabi Transaction Overview Strictly Private and Confidential Indicative Transaction Overview TMCR Purchase 1.0% Gross Overriding Production Royalty up to 8.5Mtpa & 0.25% on all production above 8.5Mtpa Royalty Structure Index-Priced Gross Production Royalty with a Revenue Floor Platts Direct Reduction Pellet 67.5% Fe FOB Brazil index price Royalty Step Down Post 170Mt of production (est. 2047), the royalty percentage steps down from 1.0% to 0.25% on annual production of up to 8.5Mtpa and to 0.0625% above 8.5Mtpa Deposit $15 million on signing Definitive Agreements credited to purchase price Purchase Price $132.5 million Consideration: $125 million in cash and $7.5 million in shares Option 45-day option to acquire an additional 1.0% on the same terms described above. Option must be exercised prior to closing on May 31, 2026 ROFO TMCR has a right of first offer on any sale of retained 50% royalty subject to exercising the option Timing May 31, 2026 1 1 DRA Americas - SK-1300 Technical Report Summary – Mesabi Metallic Project (2026), which TMCR expects to file with the SEC upon closing of the transaction. All financial projections, including pro forma royalty revenue, are forward-looking and derived from internal management models based on numerous assumptions, including commodity prices, production profiles, capital expenditures, and operating costs. These projections are inherently uncertain and not guarantees of future performance. All numbers shown USD unless otherwise stated. Investment Highlights Long-Duration Cash Flow Visibility ~$11M revenue per annum at 7.28Mtpa(1) over 23 years with near-term pathway to 8.5Mtpa and ~$13M revenue. Potential upside royalty cash flow of ~$17M at 22Mt. Structural Downside Protection Price floor embedded in the royalty agreement provides downside protection while maintaining exposure to increases in the commodity price. Compounding Optionality ROFO and option provides a path to full royalty ownership. Essar's expansion plans beyond 7.28Mtpa create a natural pipeline for TMCR to finance and participate in mine expansion. US Reindustrialization & Green Steel Demand Mesabi is one of North America's only large-scale merchant DR grade pellet projects, the critical feedstock the US green steel industry cannot source domestically.

Corporate Presentation 9 Project Moose - Pro-Forma Annual Royalty Revenue Strictly Private and Confidential 1,2 Base Case NORI: 0.5% NORI-D Only at Consensus Pricing Mesabi: 1.0% Floor price ($150/t) & 8.5Mt Moose Operational Upside NORI: 0.5% NORI-D Only at Consensus Pricing Mesabi: 1.0% Floor price ($150/t) & 22Mt ~$32M 1 Before Tax Royalty Revenue 2 March 2026 consensus commodity prices: Ni: $8.35/lb, Cu: $4.78/lb, Co: $18.90/lb, Manganese Silicate: $545/lb, DR Pellets: $150/t (royalty floor price). All financial projections, including pro forma royalty revenue, are forward-looking and derived from internal management models based on numerous assumptions, including commodity prices, production profiles, capital expenditures, and operating costs. These projections are inherently uncertain and not guarantees of future performance. All numbers shown USD unless otherwise stated. 1 2 4 9 20 19 19 19 19 22 19 19 19 19 22 19 19 19 10 7 11 11 11 11 11 11 11 11 11 11 11 11 11 11 11 11 11 11 4 2 2 2 2 2 2 2 2 2 2 2 2 2 2 2 2 2 2 12 14 16 22 33 32 32 32 32 34 32 32 32 32 34 32 32 32 22 22 27 29 35 45 44 44 44 44 47 44 44 44 44 47 44 44 44 35 NORI 0.5% Mesabi - Phase 1 Mesabi - Phase 2 (8.5Mtpa) TMCR Incl. Acquisition of Additional 1% Mesabi 1 2 4 9 20 19 19 19 19 22 19 19 19 19 22 19 19 19 10 11 13 14 16 17 17 17 17 17 17 17 17 15 14 14 14 14 14 14 12 15 18 25 37 36 36 36 36 39 36 35 33 33 36 33 33 33 24 22 28 32 40 54 54 54 54 54 57 54 52 48 47 50 47 47 47 38 NORI 0.5% Mesabi TMCR Incl. Acquisition of Additional 1% Mesabi ~$44M Steady-State (excl. option) Steady-State (incl. option) ~$36M ~$54M Steady-State (excl. option) Steady-State (incl. option)

Project Optionality

Strictly Private and Confidential

Clear pathway to 22.0 Mtpa production

- **Debottlenecking (7.28 to 8.5 Mtpa):** Low-cost capacity increase through debottlenecking through ~1.0 Mtpa hematite blending, validated by recent lab results.
- **Hematite Processing Plant (8.5 to 13.5 Mtpa):** 5.0 Mtpa incremental capacity across two additional processing lines
- **Pellet Plant 2 (13.5 to 22.0 Mtpa):** Replicates existing plant configuration, adding 8.5 Mtpa; targeted completion Q2 2030E
- Each expansion phase is incremental with TMCR's 0.25% royalty participation above 8.5 Mtpa.



1.0% GOPR
0.25% GOPR
22.0 Mtpa
Pellet Plant 2 +8.5
Pellet Plant Debottlenecking
13.5 Mtpa
+2.5
11.0 Mtpa
+2.5
8.5 Mtpa(2)
+1.22
7.28 Mtpa(1)
Pellet Plant 1
Hematite Processing Plant
2026
2027
2028
2029
2030
Base Case
Expansion Case

(1) 1 DRA Americas - SK-1300 Technical Report Summary – Mesabi Metallic Project (2026), which TMCR expects to file with the SEC upon closing of the transaction. (1) Includes phase 1a debottlenecking through the use of the Verti-Mill and (2) phase 1 b via introduction of blending through hematite to go from 7.28MTPA to 8.5MTPA. Increase will only commence once the necessary permit amendments are in place. Expansion scenarios, production capacity increases, capital expenditure estimates, and development timelines are forward-looking and based on internal engineering assessments and preliminary studies. There is no assurance such expansions will be completed as described or at all. All numbers shown USD unless otherwise stated.

Corporate Presentation 10

Corporate Presentation 11 Essar Group Strictly Private and Confidential Mesabi Metallics is backed by Essar Group, one of the world's most proven builders of world-scale industrial assets, with $15B in revenue and a 50-year track record of attracting marquee capital partners $15B REVENUE $9.6B AUM 7,000+ EMPLOYEES 25+ COMPANIES 50+ Yr TRACK RECORD Global and Diversified Conglomerate Across Multiple Sectors METALS & MINING Iron Ore Mining and Pelletising Low Carbon Steel ENERGY Exploration & Production Green Ammonia & Hydrogen Biofuels INFRASTRUCTURE Essar Ports Essar Power Essar Projects TECHNOLOGY & RETAIL Green Mobility Black Box Pluckk Information relating to Essar Group presented on this slide has been sourced from Mesabi Metallics and/or publicly available sources. TMCR has not independently verified such information and makes no representation or warranty, express or implied, as to its accuracy or completeness. All numbers shown USD unless otherwise stated.

The Metals Royalty Company

Strictly Private and Confidential

Financing provider for the onshoring and near-shoring of U.S. critical minerals and industry.

TMCR	**55.1M**	**$28.0M**	**66%**
NASDAQ	Basic Shares Outstanding	Cash[1]	Strategic Ownership

Strategic Assets with Scale

TMCR targets royalties and structured interests across the world's most critical mineral deposits – from exploration through production and expansion.

Portfolio anchored by a 2.0% royalty on TMC's NORI project, one of the world's potentially largest undeveloped NiEq resources.[2]

Permanent Capital Advantage

TMCR is purpose-built for the long arc of critical minerals development. Without the constraints of short-term IRR mandates, we deploy capital across commodity cycles – from early financing through production – aligned with the multi-decade horizons these assets require.

Western Supply Focused

Anchored by the Hess family, TMCR was built to fortify America's critical minerals security and re-industrialization – supporting domestic industry growth across energy, defense, and the full critical minerals value chain.

1. As of March 31, 2026 2. Mining.com, "Ranked: World's Biggest Nickel Projects," May, 2023 All numbers shown USD unless otherwise stated.

Corporate Presentation 12

Corporate Presentation 13 Current Capitalization Summary Strictly Private and Confidential Basic Shares Outstanding 55.1M Cash1 $28.0M Debt NIL Insider & Strategic Ownership 66% Free Float (% of I/O shares) <20% Note: Chart does not reflect shares to be issued as part of the transaction Hess Family, Founders, Management (41%) (25%) HNW, FO (28%) (1) As of March 31, 2026. All numbers shown USD unless otherwise stated.

Corporate Presentation 14 Team Strictly Private and Confidential Brian Paes-Braga Founder, Chairman & CEO Mr. Brian Paes-Braga is a Canadian-born entrepreneur and merchant banking executive. He was the Founder and CEO of Lithium X Energy, which in a period of 2.5 years, raised over C$50 million and was acquired in an all-cash deal for C$265 million. Since founding Lithium X in 2015, Mr. Paes-Braga has led company-building transactions across a range of sectors, with over $5 billion in debt and equity financings into growth-oriented businesses. He was a board member of DeepGreen Metals, now TMC the metals company Inc., prior to its go-public transaction on the NASDAQ in September 2021. Michael Hess Co-Founder Mr. Michael Hess is an experienced investor and operator with a focus on the U.S. energy supply chain, and brings over 15 years of experience evaluating, financing and developing energy infrastructure, logistics and services businesses. Having started his career in the energy groups at Goldman Sachs and KKR, Hess then co-founded the Bison Companies, where he has helped lead the companies’ efforts in strategy, finance and business development across Bison’s portfolio—spanning oil and gas development, water infrastructure, and payments for the U.S. energy supply chain. He currently serves as the Chief Investment Officer of Hess Capital, a private and public investment arm of the Hess family. Don Sewell President & CFO Mr. Don Sewell is a private and public company finance executive and former energy investment banker. Mr. Sewell previously served as the President and Executive Director of NG Energy International Corp., a Canadian-listed energy company with assets in Colombia and previously was a senior leader in the growth equity and energy transition investments team of SAF Group. Prior to, he served as the Chief Financial Officer of a TSX-listed consumer-packaged goods company and spent several years in the energy investment banking groups of a big six Canadian bank and an independent energy investment dealer. Jackson Wood Investments Mr. Jackson Wood is an experienced mining investment professional with a background spanning private equity, M&A, and corporate finance. He served as Chief Investment Officer at Terranova Resources, a gold-focused private equity fund, and previously as Vice President at Denham Capital, where he was instrumental in deploying over US$1 billion of equity and debt across mining investments in Africa and Australia. Earlier in his career, he held positions at IGO Limited, where he contributed to the US$1.4 billion Greenbushes lithium acquisition, and at KPMG Corporate Finance. Lucas Cahill Capital Markets Mr. Lucas Cahill has involved in the origin of multiple successful public companies in the natural resource sector over the past decade. Notable exits include Lithium X Energy Corp. – which raised CDN$53 million within 2.5 years before being acquired in an all-cash transaction for CDN$265 million in 2018 – and Gold X Mining, sold to Gran Colombia Gold (now Aris Mining) for CDN$315 million in 2021. Mr. Cahill holds a BCom specializing in Finance from the UBC Sauder School of Business. Reid Obradovich Strategic Advisor Mr. Reid Obradovich is Managing Director of SAF Capital Partners, responsible for deal origination, structuring, and execution, as well as ongoing portfolio and risk management, for SAF Merchant Banking’s portfolio companies across diverse industries. Reid started his career in Institutional Sales, advising a wide variety of family offices, diversified asset managers, and private equity sponsors. Reid then transitioned to Investment Banking as a Principal and Managing Director. He then joined Stifel Nicolaus Canada as a Managing Director on the Metals & Mining Team. He has led some of the largest financings in the junior mining sector and acted as an advisor to investors and management teams globally across the commodity spectrum.

Corporate Presentation 15 Board of Directors Strictly Private and Confidential Brian Paes-Braga Mr. Brian Paes-Braga is a Canadian-born entrepreneur and merchant banking executive. He was the Founder and CEO of Lithium X Energy, which in a period of 2.5 years, raised over C$50 million and was acquired in an all-cash deal for C$265 million. Since founding Lithium X in 2015, Mr. Paes-Braga has led company-building transactions across a range of sectors, with over $5 billion in debt and equity financings into growth-oriented businesses. He was a board member of DeepGreen Metals, now TMC the metals company Inc., prior to its go-public transaction on the NASDAQ in September 2021. Gerard Barron Mr. Gerard Barron is the Co-Founder, Chairman, and CEO of The Metals Company, a role he has held since 2017. A seasoned entrepreneur, he launched his first venture while still in university in Australia and has since built multiple global companies across battery manufacturing, media, technology, and future-focused resource development. Brian O’Neill Mr. Brian T. O’Neill is COO of SAF Capital Partners at SAF Group, a leading structured credit and merchant banking firm that builds, finances, and advises high growth companies, providing flexible, long-term capital solutions to businesses and stable returns for investors. Prior to that, Mr. O’Neill spent nearly a decade in the practice of law with leading Canadian law firm, McCarthy Tétrault LLP. Hamed Shahbazi Mr. Hamed Shahbazi brings over 25 years of experience and currently serves as the Founder, Chairman and CEO of WELL Health Technologies Corp. (TSX: WELL.TO), a provider of digital health solutions to doctors and care providers in both the US and Canada. Under his leadership, WELL has become the largest owner and operator of outpatient medical clinics in Canada, with 210 healthcare clinics and a comprehensive practitioner enablement platform used by more than 40,000 doctors or more than 40% of all doctors in the country. Prior to WELL Health, Mr. Shahbazi founded TIO Networks, which was acquired by PayPal (Nasdaq: PYPL) for CAD$304 million in 2017. Jorge Fonseca Mr. Fonseca has over 24 years of experience in the oil & gas and investment banking sectors. He has worked at BP p.l.c., Frontera Energy Corp., Pacific Rubiales Energy Corp., Citigroup Inc., BBVA S.A. and Corporacion Andina de Fomento (CAF). His experience encompasses corporate finance, structured finance, project finance, mergers and acquisitions, initial public offerings, debt capital markets, bond issuance, corporate restructuring, derivatives, treasury management and more. He has been a part of leading and closing cross border transactions amounting to over US$22 billion, in aggregate.

Contact Investor Relations: Lucas Zimmerman Managing Director, MZ North America tmcr@mzgroup.us +1-949-259-4987 themetalsroyaltyco.com

Corporate Presentation 17 Strictly Private and Confidential Appendix

World-Class Iron Ore Mine with Extensive Infrastructure in-place

Strictly Private and Confidential

Project and Infrastructure Overview

- Mesabi is a taconite and hematite iron ore mine, beneficiation, and pellet plant located in Nashwauk, Minnesota, with current capacity to produce 7.28 Mtpa of DR pellets
- The Project benefits from world-class resource quality and cost-efficiency through proven state-of-the-art technology, making Mesabi one of the lowest cost producers for DR pellets in North America
- Mesabi also benefits from favorable market conditions, significant local support, legislative backing and excellent infrastructure, ensuring its long-term viability and sustainability
- Essar is considering further significant investment opportunities to materially expand pellet production and add downstream processing capabilities (including Direct Reduced Iron), making Mesabi a core asset and a growth focus area for Essar
- Mesabi is expected to benefit from higher domestic pricing caused by tariffs, incentivizing increased domestic production and driving increased demand for DR grade pellets

Site Layout



PELLET PLANT
PIT 5
ORE STORAGE
CONCENTRATOR
PRIMARY CRUSHER
GRIZZLY
SECONDARY CRUSHER

Primary Crusher

- ✓ Processes 100% of ROM feed (~23 Mtpa)
- ✓ ~30% of crushed ore is fed directly to concentration plant, by-passing secondary crusher

Secondary Crusher

- ✓ Processes 70% of feed as a secondary process (90% fed to beneficiation in total)

Concentration Plant

- ✓ Designed to process 21.8 Mtpa (dry) per annum of pre-concentrated ore
- ✓ Anticipated to produce 6.37 Mtpa (dry) per annum of DR grade concentrate
- ✓ Concentrate is expected to contain 70.31% total iron ("Fe_t") and ~1.75% SiO_2

Pellet Plant

- ✓ The pellet plant has a capacity of 7.28 Mt per annum of DR grade product pellets
- ✓ Several measures in place to control emissions, including: low NOx burners, fabric filter baghouses, activated carbon injection, and more

Road & Rail

- ✓ All required road infrastructure in place
- ✓ Rail includes 9 miles of tracks and 4 miles of sidings;
- ✓ Transportation by BNSF and CN Class 1 rail carriers to Port Convent, Louisiana at competitive prices

Ports

- ✓ Domestic: Transport via Rail to Port of St. Louis, Missouri
- ✓ International: Transport via Rail for 886 miles to Port of Convent, Louisiana

Sourced from Mesabi Metallics and/or publicly available sources. TMCR has not independently verified such information and makes no representation or warranty, express or implied, as to its accuracy or completeness. DRA Americas - SK-1300 Technical Report Summary – Mesabi Metallic Project (2026), which TMCR expects to file with the SEC upon closing of the transaction.

Corporate Presentation 18

Low-Cost Operation Located in a Tier 1 Jurisdiction

Strictly Private and Confidential

The Mesabi Project is projected to be one of the lowest cost pellet producers in North America[(1)]

STRUCTURAL COST ADVANTAGE

Strip Ratio	• Mesabi has an attractive strip ratio of 1.66x
Haul Distance	• Newly constructed production facilities built near mine with short haulage distances • Significant operating cost reduction
Ore Quality	• Low natural silica / phosphorous results in higher grade products
Process Tech	• Efficiency with less maintenance using Komatsu mining equipment • Low environmental impact

ACCESS TO EXISTING INFRASTRUCTURE

Road & Rail	✓ Road infra. already in-place short haulage distances
Ports	✓ Port of Convent, St. Louis Int'l port access
Power	✓ Existing Minnesota grid with 2 substations
Water	✓ Water neutral project Available water & sewage
Natural Gas	✓ Existing Northern natural gas pipeline system

MARKET & COST POSITION



North America
CLIFFS
$98
RioTinto
$91
NIPPON STEEL
$75
MESABI METALLICS
$74²
$66³
Rest of World
$67
LKAB
$66
VALE
$51

Source: *DRA Americas - SK-1300 Technical Report Summary – Mesabi Metallic Project (2026), which TMCR expects to file with the SEC upon closing of the transaction* and Wood Mackenzie
(1) Costs: mining, processing, pelletizing, transport to closest port, royalty & levies, overhead. Where applicable, figures reflect weighted average cash cost of mines, per Wood Mackenzie
(2) Includes Mesabi transport cost to FOB Duluth, Minnesota of $10/t per Wood Mackenzie and includes a $6/t or 4% FOB Louisiana royalty & levies
(3) Estimated cash cost post pellet plant debottlenecking

Corporate Presentation 19

Mesabi Project: Reserves and Resources

Strictly Private and Confidential

Significant Reserve and Resource Base with Well-Understood Upside

- Mineral rights are distinct from surface rights, with most mineral land leased in forty-acre plots
- Entire resource area has been studied under a comprehensive EIS
- All the reserves are Mesabi-owned or leased, excluding shared parcels (for which the permit to mine has already been granted)
- Approximately 93% of the mineral rights for the Project are on parcels completely owned by Mesabi that were acquired over time from the State of Minnesota and private landowners
- The remaining ~7% of mineral rights are leased for a 25 to 30-year term and are on renewable leases
- Potential to significantly increase reserves and resources from acquiring control of certain state leases

Reserves & Resources

	Taconite[1]		
	Tonnage (MLT)	*MagFe (%)*	*TotFe (%)*
Reserves			
Probable	515	21.1%	31.7%
Resources (Exclusive)			
Indicated	214	20.5%	31.9%
Inferred	30	18.9%	31.8%

[1] DRA Americas - SK-1300 Technical Report Summary – Mesabi Metallic Project (2026), which TMCR expects to file with the SEC upon closing of the transaction.

Corporate Presentation 20

Materially De-risked with Project on Track for Production Mid-2026

Strictly Private and Confidential

Key Developments at Mesabi

Capital Investment

- **2019 — Onwards:** Essar re-acquired project in 2019 and has invested over ~$1.8B through equity and shareholder loans
- ~$200m of incremental equity committed by sponsor since January 2024
- >$200m spent in land acquisition to date to secure land control

Construction

- **Project ~91% complete** and additional capital used to finish concentrator and pellet plant and begin operations
- Most major equipment is on site and ready for installation
- Construction ongoing; ~15 contractors on- and off-site building the project

Permitting

- **All key permits granted to Mesabi**
- Amendments to select operating permits expected to be finalized by May 2026

Land

- In 2021, Mesabi Metallics acquired 3,200 acres of land from GPIOP — longer mine life to replace state lease mine plan
- Extended length of land leases
- Acquired sufficient land to meet production expected under the business plan

Labor

- ~800 construction workers on site daily; expected to ramp up during peak summer construction period to finish construction on schedule
- Company's leadership has strong relationships in the region, leading to a pipeline of premium talent

2019	2020-21	2022-24	2025-26	2026	2026	2027+
Essar re-acquires Mesabi	Mesabi acquires 3,200 additional acres	Amends leases, acquires minerals, submits permit amendments for new mine plan, and advances project construction	Finalized permits, invested final ~$500 million into project CapEx, and ramping employee headcount in advance of production	Received $520m in project financing and commitment of $10bn from US EXIM	Production expected H2 2026	Expansion to 8.5Mtpa through debottlenecking

Sourced from Mesabi Metallics and/or publicly available sources. TMCR has not independently verified such information and makes no representation or warranty, express or implied, as to its accuracy or completeness.

Corporate Presentation 21

Corporate Presentation 22 Royalty Area of Interest (AOI) Strictly Private and Confidential Mesabi Project and Surrounding Area Map (approx. 8 x 10 miles) • Royalty AOI includes all mineral tracts and leases owned by Mesabi • Royalty holder granted the option to extend the AOI to any new properties/leases acquired by Mesabi within five miles of the Project • Option covers all known extensions of mineralization and virtually the entire area depicted on the map to the right